April 22, 2008

Mail Stop 4561

By U.S. Mail and Facsimile to (334) 676-5069

Sarah H. Moore
Chief Financial Officer
The Colonial Bancgroup, Inc.
100 Colonial Bank Blvd.
Montgomery, Alabama 36117

RE: **The Colonial Bancgroup, Inc.**
Form 10-K for the year ended December 31, 2007
File No. 001-13508

Dear Ms. Moore:

We have reviewed your filing and have the following comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Fiscal Year Ended December 31, 2007

Critical Accounting Policies
Purchase Accounting and Goodwill, page 21

1. We note your disclosure regarding your goodwill impairment test. Please provide us with the following additional information:

    - the specific date upon which you performed your goodwill impairment test for 2007; and

    - how you determined no impairment write-offs were required during the quarter ended December 31, 2007 in light of the significant real estate market deterioration and decline in your stock price. Your response should address how your evaluation of goodwill impairment complies with paragraphs 26 through 29 of SFAS 142.

Liquidity and Funding, page 55

2. We note your disclosure on page 42 that approximately $8.1 billion, or 43% of your total deposits outstanding at December 31, 2007 are scheduled to mature in less than one year. Please tell us and in future filings disclose the funding sources you intend to use in order to meet these obligations and/or whether you expect, based on your historical experience (and quantify when possible), that they will rollover. Provide us with your proposed future disclosure.

*   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Chris Harley, Staff Accountant, at (202) 551-3695 or me at (202) 551-3872 if you have questions.

Sincerely,

Hugh West

Accounting Branch Chief